

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2021

C. David Cone
Executive Vice President and Chief Financial Officer
Taylor Morrison Home Corporation
4900 N. Scottsdale Road
Suite 6000
Scottsdale, AZ 85251

> **Re: Taylor Morrison Home Corp**
> **Form 10-K for the Fiscal Year Ending December 31, 2020**
> **Filed February 24, 2021**
> **File No. 001-35873**

Dear Mr. Cone:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction